

February 25, 2014

Via E-Mail
Jeffrey W. Church
Senior Vice President and Chief Financial Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

> **Re:** **Celsion Corporation**
> **Registration Statement on Form S-3**
> **Filed February 13, 2014**
> **File No. 333-193936**

Dear Mr. Church:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We will not be in a position to act on a request for acceleration of your registration statement until you have included audited financial statements pursuant to Article 3-01(d) of Regulation S-X. Please be advised that if you choose to incorporate by reference your Form 10-K for the fiscal year ended December 31, 2013 which, in turn, incorporates by reference the Part III information to be included in your 2014 Definitive Proxy Statement, such Part III information would be required to be filed prior to effectiveness of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Sam Zucker, Esq.
        O'Melveny & Myers LLP
        2765 Sand Hill Road
        Menlo Park, CA 94025